Filed by EPL Oil & Gas, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EPL Oil & Gas, Inc.

Commission File No.: 001-16179

Gary C. Hanna	Direct (713) 425-2765
Chairman, President & CEO	Fax (504) 535-2704
ghanna@eplweb.com

March 12, 2014

Dear Colleagues:

We are very pleased to announce that today we have entered into an agreement with Energy XXI in which Energy XXI will acquire EPL, creating the largest independent, publicly-traded, pure-play Gulf of Mexico shelf operator with a combined enterprise value of approximately $6 billion. We are excited about the opportunities the merger of these two companies presents for our many stakeholders, including our employees whose performance has made this possible.

The transaction has been approved by each company’s board of directors and is expected to close in the second quarter of 2014, subject to approval of EPL and Energy XXI shareholders, as well as customary regulatory approvals.

Naturally, you have questions about what this combination will mean for you. First and foremost, both companies’ management teams are committed to a thoughtful integration process. Second, this transaction is about growth for our combined company and will create opportunities for many of our employees.

There will be no immediate change to your employment and responsibility. From an operational standpoint, it will be business as usual for all of us.

You can learn more about our agreement by reading the attached joint press release we issued this morning. Energy XXI will hold an investor call for their shareholders at 8 a.m.; EPL will host an investor call at 9 a.m. for our shareholders. Employees are invited to listen in to either of these two calls before I host a town hall in our Houston office and with New Orleans by video conference today at 10:30 a.m. Details on the town hall will be provided shortly and, for those unable to join, we will have dial in information. Additionally, Energy XXI Chairman and CEO John Schiller will visit our Houston office and New Orleans by video conference at 1 p.m.

We understand that this announcement may create a period of uncertainty for you. Please be assured that we are committed to keeping you well-informed and we will share more information as the integration progresses.

In the coming weeks, you may be asked questions about this transaction by those with whom you interact with on a daily basis. Please remember that only designated spokespeople are approved to speak on behalf of the company. In the first instance, we recommend that you re-direct people to the published news announcements on our website, and if you are pressed for more information, re-direct inquiries to Mac Jensen.

On behalf of our shareholders, I want to personally acknowledge all you have contributed to having EPL recognized for its operational excellence and sound financial performance. The many growth opportunities ahead are in large part a result of your shared vision, discipline and focus.

For that, I thank you.

Sincerely,

EPL OIL & GAS, INC.   —   919 MILAM, SUITE 1600   —   HOUSTON, TX 77002   —   (713) 228-0711

Important Additional Information

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Energy XXI (Bermuda) Limited (“Energy XXI”) and EPL Oil & Gas, Inc. (“EPL”). The proposed merger will be submitted to the stockholders of EPL for their consideration. In connection therewith, Energy XXI intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Energy XXI and EPL that also constitutes a prospectus of Energy XXI. EPL will mail the joint proxy statement/prospectus to its stockholders. Energy XXI and EPL also plan to file other relevant documents with the SEC regarding the transaction. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about EPL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EPL will be available free of charge on EPL’s website at www.eplweb.com under the heading “SEC Filings” within the “Financial Information” section in the “Investor Relations” portion of EPL’s website or by contacting EPL’s Investor Relations Department at (713) 228-0711. Copies of the documents filed with the SEC by Energy XXI will be available free of charge on Energy XXI’s website at www.energyxxi.com under the heading “SEC Filings” within the “Investor Relations” portion of Energy XXI’s website or by contacting Energy XXI’s Investor Relations Department at (713) 351-3006.

Energy XXI and EPL and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of EPL is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 21, 2013, its annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 28, 2014, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Energy XXI is set forth in its proxy statement for its 2013 Annual General Meeting of Shareholders, which was filed with the SEC on October 7, 2013, its annual report on Form 10-K for the fiscal year ended June 30, 2013, which was filed with the SEC on August 21, 2013, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation of the stockholders of EPL and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect EPL’s and Energy XXI’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, EPL’s and Energy XXI’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders or shareholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of EPL and Energy XXI and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to: the failure of the stockholders of EPL or the shareholders of Energy XXI to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of EPL’s business and operations with Energy XXI’s business and operations; the inability to or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Energy XXI following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

EPL and Energy XXI caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in EPL’s and Energy XXI’s most recently filed Annual Reports on Form 10- K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning EPL, Energy XXI, the proposed transaction or other matters and attributable EPL and Energy XXI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither EPL nor Energy XXI undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.